May 1, 2009

FI Large Cap Portfolio

Metropolitan Series Fund, Inc.

501 Boylston Street

Boston, Massachusetts 02116

BlackRock Legacy Large Cap Growth Portfolio

Metropolitan Series Fund, Inc.

501 Boylston Street

Boston, Massachusetts 02116

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated December 1, 2008, between Metropolitan Series Fund, Inc., a Maryland corporation (the “Company”), on behalf of one of its series, FI Large Cap Portfolio (“Target Fund”), the Company on behalf of another one of its series, BlackRock Legacy Large Cap Growth Portfolio (“Acquiring Fund”) and, solely with respect to Paragraph 9 of the Agreement, MetLife Advisors, LLC. The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”) pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the Obligations of Target Fund, following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Company, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is also a series of the Company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

Shares of Target Fund and Acquiring Fund are available as funding vehicles for annuity contracts and insurance contracts (each, a “Contract”) offered by certain insurance companies. Insurance companies establish separate accounts that in turn own shares of Target Fund and Acquiring Fund in order to fund each respective insurance company’s obligations under

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Contracts that it has written. In addition, shares of Target Fund and Acquiring Fund are available to qualified plans that satisfy the requirements of Treasury Regulations Section 1.817-5(f)(3) and such qualified plans may also be shareholders of Target Fund and Acquiring Fund. Therefore, any references herein to the “shareholders” of Target Fund refer to the separate accounts and qualified plans that own shares in Target Fund.

For purposes of this opinion, we have reviewed the Agreement, the Combined Prospectus/Proxy Statement dated December 30, 2008, and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof (the “Representation Letters”), representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that: (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Transaction will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; (ii) all representations contained in the Agreement, as well as the representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein “to the knowledge” (or similar qualification) of any person or party is true without regard to such qualification.

Based on and subject to the foregoing, we are of the opinion that, although the matter is not free from doubt for the reasons stated below, for U.S. federal income tax purposes:

(i)	The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	No gain or loss will be recognized by Target Fund upon the transfer of Target Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the Obligations of Target Fund, or upon the distribution of such Acquiring Fund Shares to the shareholders of Target Fund in liquidation of Target Fund;

(iii)	No gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the Obligations of Target Fund;

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(iv)	The tax basis of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the tax basis of such assets in the hands of Target Fund immediately prior to the transfer;

(v)	The holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

(vi)	No gain or loss will be recognized by the shareholders of Target Fund upon the exchange of their Target Fund shares for Acquiring Fund Shares;

(vii)	The aggregate tax basis of Acquiring Fund Shares received by each shareholder of Target Fund in connection with the Transaction will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

(viii)	The holding period of the Acquiring Fund shares received by each shareholder of Target Fund will be determined by including the period for which such shareholder held the Target Fund shares exchanged therefor, provided that the shareholder held such Target Fund shares as capital assets; and

(ix)	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

We express no view with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (“IRS”). In that ruling, the IRS held that the “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. The IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, in a series of private letter rulings issued since July 2005, the IRS has relied upon historic business representations to conclude that reorganizations involving regulated investment companies satisfied the continuity of business enterprise requirement.1 These private letter rulings indicate that the IRS’s position on this issue

[1]

See Priv. Ltr. Ruls. 200819004 (Feb 5. 2008); 200818021 (Feb. 1, 2008); 200621012 (Feb. 10, 2006); 200621011 (Feb. 10, 2006); 200542005 (July 8, 2005); 200540001 (July 8, 2005); 200543049 (July 8, 2005); 200546007 (July 8, 2005).

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is evolving, and that in appropriate circumstances the IRS will regard one regulated investment company as continuing the historic business of another such company. In any event, even if the Revenue Ruling 87-76 were a correct statement of law, the facts of this Transaction are distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks “long-term growth of capital” by allocating its assets primarily to equity securities of North American companies with large capitalizations. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund may dispose of securities formerly held by Target Fund, based on the representations set forth in the Representations Letters, any such dispositions will be consistent with the shared historic investment policies of both Funds, and all proceeds generated by such dispositions will be reinvested in a manner consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine will, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the continuity of business enterprise requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Our opinion is based on the Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP